EXHIBIT 21.1

State of
	Incorporation/	Name Under Which
Names of Significant Subsidiaries	Organization	Business is Done

1. Camden Operating, L.P.	Delaware	Camden Operating, L.P.
2. Camden USA, Inc.	Delaware	Camden USA, Inc.
3. Camden Development, Inc.	Delaware	Camden Development, Inc.
4. Camden Realty, Inc.	Delaware	Camden Realty, Inc.
5. Camden Summit, Inc.	Delaware	Camden Summit, Inc.
6. Camden Summit Partnership, L.P.	Delaware	Camden Summit Partnership, L.P.
7. CPT Community Owner, LLC	Delaware	CPT Community Owner, LLC
8. 2009 CPT Community Owner, LLC	Delaware	2009 CPT Community Owner, LLC
9. Camden Builders, Inc.	Delaware	Camden Builders, Inc.